Exhibit 99.1

SILYNXCOM LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS AS OF JUNE 30, 2026

SYLINXCOM LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS AS OF JUNE 30, 2026

TABLE OF CONTENTS

Unaudited Interim Condensed Consolidated Statements of Financial Position	2-3
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss	4
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity	5
Unaudited Interim Condensed Consolidated Statements of Cash Flows	6-7
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	8-15

SILYNXCOM LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars (in thousands)

		June 30,	December 31,
	Note	2026	2025

ASSETS
CURRENT ASSETS:
Cash and cash equivalents		2,633	2,982
Marketable securities		-	13
Deposits with banking corporations		64	59
Trade receivables, net		1,545	1,058
Other current assets		283	291
Inventory	3	2,620	3,184
Total current assets		7,145	7,587

NON-CURRENT ASSETS:
Property, plant and equipment, net		145	156
Long-term deposits		112	101
Right of use assets		949	980
Total non-current assets		1,206	1,237

TOTAL ASSETS		8,351	8,824

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SILYNXCOM LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars (in thousands)

		June 30,	December 31,
	Note	2026	2025
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:

Lease liabilities – current		219	178
Trade payables		677	1,042
Other accounts payables		1,400	1,112
Total current liabilities		2,296	2,332

NON-CURRENT LIABILITIES:
Lease liabilities		987	984
Liabilities for employee benefits, net		68	64
Total non-current liabilities		1,055	1,048

SHAREHOLDERS’ EQUITY:

Premium and other capital reserves		29,874	29,586
Capital reserve for transactions with controlling shareholders		1,542	1,542
Accumulated loss		(26,416)	(25,684)
Total shareholders’ equity		5,000	5,444

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		8,351	8,824

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SILYNXCOM LTD.

Unaudited Interim Condensed Consolidated Statements of Comprehensive loss

(in thousands of USD, except for per share data)

		For the six-month period ended June 30
	Note	2026	2025

Revenue	5	6,208	2,265
Cost of Revenue		2,645	1,452
Gross profit		3,563	813

Research and development expenses		479	384
Selling and marketing expenses		2,134	539
General and administrative expenses		1,653	1,499
Operating Loss		703	1,609

Finance Expenses		109	65
Finance Income		80	38
Net Loss for the period		(732)	(1,636)

Amounts that shall not be subsequently reclassified to profit and loss:
Loss from remeasurement of defined benefit plans		-	-
Total comprehensive loss for the period		(732)	(1,636)

Basic loss per share	7	(0.1103)	(0.2736)
Weighted average of the number of ordinary shares used to calculate basic loss per share		6,634,400	5,980,013

Diluted loss per share	7	(0.1103)	(0.2736)
Weighted average of the number of ordinary shares used to calculate diluted loss per share		6,634,400	5,980,013

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SILYNXCOM LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands)

For the six-month period ended June 30, 2026

	Premium and other capital reserves	Capital reserve for transactions with controlling Shareholders	Accumulated loss	Total

Balance as of January 1, 2026	29,586	1,542	(25,684)	5,444

Share-based compensation	288	-	-	288
Total comprehensive loss	-	-	(732)	(732)
Balance as of June 30, 2026	29,874	1,542	(26,416)	5,000

For the six-month period ended June 30, 2025

	Premium and other capital reserves	Capital reserve for transactions with controlling Shareholders	Accumulated loss	Total

Balance as of January 1, 2025	26,625	1,542	(22,620)	5,547
Exercise of options	49	-	-	49
Issuance of common stock, net	2,392	-	-	2,392
Share-based compensation	252	-	-	252
Total comprehensive loss	-	-	(1,636)	(1,636)
Balance as of June 30, 2025	29,318	1,542	(24,256)	6,604

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SILYNXCOM LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	For the six-month period ended June 30
	2026	2025
Cash flows from operating activities:
Net Loss	(732)	(1,636)
Adjustments Required to Present Cash Flows from Operating Activities:
Depreciation and amortization	114	105
Increase (decrease) in liability for employee benefits, net	4	4
Other finance expenses, net	21	(17)
Share-based compensation	288	252
	427	344
Changes in asset and liability line items:
Decrease (increase) in trade receivables	(487)	164
Decrease (increase) in other current assets	8	(289)
Decrease (increase) in inventory	564	(244)
Increase (decrease) in trade payables	(366)	(492)
Increase (decrease) in other accounts payables	288	(17)
	7	(878)
Net cash provided by (used in) operating activities	(298)	(2,170)
Cash flow from investing activities
Increase in long-term bank deposit	(4)	-
Increase in long-term deposit others	(11)	(8)
Purchase of marketable securities, net	13	33
Purchase of property, plant and equipment	(5)	(26)
Net cash used in investing activities	(7)	(1)
Cash flows from financing activities
Exercise of stock options	-	49
Issuance of Ordinary Shares, net	-	2,487
Issuance of Ordinary Shares in the IPO, net	-	-
Repayment of lease liabilities	(107)	(73)
Net cash provided by (used in) financing activities	(107)	2,463
Exchange rate differentials for cash and cash equivalent balances	63	66
Increase (decrease) in cash and cash equivalents	(349)	358
Cash and cash equivalents balance at the beginning of the year	2,982	3,178
Cash and cash equivalents balance at the end of the year	2,633	3,536

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SILYNXCOM LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	For the six-month period ended June 30
	2026	2025
Appendix A - Cash paid and received during the year for:

Interest paid	45	34

Appendix B – Material activities not involving cash flows:

Recognition of right-of-use asset against a lease liability	67	155
Prepaid issuance cost	-	95

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SILYNXCOM LTD.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(U.S. dollars in thousands)

NOTE 1 – GENERAL

A.	Silynxcom Ltd. was incorporated in Israel on August 22, 2021, as a privately held company. As part of a restructuring carried out by Silynxcom Ltd. (the “Restructuring”) on August 26, 2021, it became the parent company of Source of Sound Ltd. and Silynx Communications Inc. Silynxcom Ltd.’s registered offices are located at 7 Giborei Israel St., Netanya, Israel.

Silynxcom Ltd. is engaged through Silynx Communications Inc. and Source of Sound Ltd. (together, hereinafter: “the Company”) in a single area of activity: the development, production, marketing and sale of ruggedized noise protection and communication accessories for tactical uses (including radios used by groups such as security forces, law enforcement, and rescue forces.). As part of its activity, the Company manufactures and develops speech and audio systems that include single and dual-sided communication systems integrated into headsets and intended for the personal use of those serving in armies, security and rescue forces, and law enforcement forces in Israel and across the world.

On January 17, 2024, the Company closed its initial public offering of 1,250,000 of its ordinary, no par value, of the Company (the “Ordinary Shares”) at a public offering price of $4.00 per share, for gross proceeds of $5,000 before deducting underwriting discounts and before deducting the equity transaction costs (the “IPO”). On April 2, 2025, the Company closed an underwritten public offering of 1,290,000 Ordinary Shares at a public offering price of $2.25 per share, for gross proceeds of approximately $2,900 (See also Note 3).

B.	Liquidity

As of June 30, 2026, the Company incurred a net loss of $732 and had an accumulated deficit of $26,416. Notwithstanding the foregoing, the Company held cash and cash equivalents, including deposits, amounting to $2,697, and maintained positive working capital of $4,849.

The Company’s management has assessed the Company’s ability to continue as a going concern and believes that the Company has sufficient resources to meet its obligations and continue its operations for the foreseeable future.

C.	The effect of the 2023-2026 Israel wars

The Company is incorporated under the laws of the State of Israel, and the Company’s principal offices are located in Israel. Accordingly, political, economic, and geo-political instability in Israel may affect the Company’s business. Any armed conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely the Company’s operations. Ongoing and revived hostilities in the Middle East or other Israeli political or economic factors, could harm the Company’s operations and solution development and cause any future sales to decrease.

SILYNXCOM LTD.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(U.S. dollars in thousands)

NOTE 1 – GENERAL (Cont.)

C.	The effect of the 2023-2026 Israel wars (Cont.)

Following the October 7, 2023 attacks by Hamas terrorists on Israel’s southern border, Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups.

On June 13, 2025, Israel launched a strike against Iran, aimed to disrupt Iran’s capacity to coordinate or launch hostilities against Israel. Iran has retaliated in response, firing missiles and drones at Israeli military and civilian infrastructure.

Operation Lion’s Roar

In late February 2026, Israel, together with the United States, conducted a major joint military campaign of air and missile strikes against targets in Iran, which triggered a broad Iranian response and contributed to significant regional instability. In addition, in early March 2026, Israel has been engaged with Hezbollah in Lebanon, that has been launching missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns. In response to these attacks, Israel has carried out a number of targeted strikes on sites associated with Hezbollah in Lebanon. The situation remains highly fluid, and we are unable to predict when, or on what terms, this escalation will be resolved. Further escalation, whether involving direct confrontation between Israel and Iran or through regional proxy groups, could result in additional mobilization of reserve personnel, further restrictions on movement or commerce, damage to infrastructure, supply chain interruptions, disruptions to global energy markets, and heightened cybersecurity threats. Any of the foregoing could materially and adversely affect our operations, financial condition, and results of operations, particularly if disruptions are prolonged or recur.

Since this is an event beyond the Company’s control and characterized by uncertainty, in particular as to when these military operations will end, as of the approval date of these consolidated financial statements, the Company is unable to predict the intensity of the impact of operation Lion’s Roar on the Company’s financial condition and results of operations.

As of the date of approval of these consolidated financial statements, a ceasefire has been in place since April 2026. While this development may contribute to a gradual easing of certain restrictions and a recovery in economic activity, significant uncertainty remains regarding the stability of the ceasefire and the potential for renewed escalation. Accordingly, the ultimate impact of the operation and related developments on the Company’s financial condition and results of operations remains uncertain, and the Company continues to monitor the situation closely.

On February 28, 2026, extensive military operations re-commenced involving U.S. and Israeli forces against targets in Iran.

SILYNXCOM LTD.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(U.S. dollars in thousands)

NOTE 2 – MATERIAL ACCOUNTING POLICIES:

Basis of preparation

Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting. They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the 2025 annual consolidated financial statements (the “2025 Financial Statements”). The Company has applied the same accounting policies and methods of computation in its interim consolidated financial statements as in its 2025 Financial Statements.

Basis of measurement

These Unaudited Interim Condensed Consolidated Financial Statements have been prepared on a going concern basis, under the historical cost basis, except for financial instruments which have been measured at fair value.

NOTE 3 – INVENTORY

	June 30,	December 31,
	2026	2025
Composition:
Raw materials	1,836	2,157
Products in process	270	523
Finished goods	514	504
	2,620	3,184

SILYNXCOM LTD.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(U.S. dollars in thousands)

NOTE 4 – SHARE-BASED PAYMENT:

a.	On December 30, 2025, the Company granted 700,000 options to its directors with an exercise price of $1.07 per option. The options are exercisable to shares in a 1:1 ratio. The options will vest over a period of 3 years. The fair value of the aforesaid options was estimated on their award date at $574,132, using the Black-Scholes pricing model. Set forth below are the parameters used in determining the fair value of the options:

The Company share price ($)	1.07
Exercise price (in $)	1.07
Expected volatility in the Company’s share price	93.65%
Expected life of the warrants (in years)	10
Risk-free interest	3.9%

b.	Set forth below are the movements in options awarded to Company employees and officers in the reporting years:

	For the six-months ended June 30, 2026		For the year ended December 31, 2025
	No. of options	Weighted Average Exercise Price	No. of options	Weighted Average Exercise Price

Outstanding at beginning of year	1,965,378	1.62	1,183,939	2.14
Granted during the year	-	-	806,812	1.17
Exercised during the year	-	-	(3,794)	1.37
Expired and/or forfeited during the year	-	-	(21,579)	13.29
Outstanding at ending of year	1,965,378	1.62	1,965,378	1.62

Exercisable at the end of the year	1,312,930	1.8	944,735	1.79

SILYNXCOM LTD.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(U.S. dollars in thousands)

NOTE 5 – REVENUE:

	For six months ended June 30,
	2026	2025
Breakdown of revenue by geography
Asia	3,078	55
Israel	2,603	1,720
USA	459	380
Europe	67	108
Other	1	2
	6,208	2,265

Revenue by product group:
In-Ear Headset systems	3,868	1,008
SST Headset systems	2,318	1,197
Other	22	60
	6,208	2,265

	For six months ended June 30,
	2026	2025
Revenues from key customers, each of which is responsible for 10% or more of the total revenues reported in the Consolidated Financial Statements:
Customer 1	3,038	-
Customer 2	2,057	1,178
	5,095	1,178

SILYNXCOM LTD.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(U.S. dollars in thousands)

NOTE 5 – REVENUE (Cont.)

	June 30,	December 31,
	2026	2025
Trade receivables balance from key customers:
Customer 1	-	-
Customer 2	1,212	523
	1,212	523

The Company operates in one operating segment. The Company’s chief operating decision-maker (the chief executive officer of the Company) evaluates performance, makes operating decisions and allocates resources based on financial data, consistent with the presentation in the accompanying consolidated financial statements. The chief operating decision-maker oversees revenue, gross profit and operating income (loss). The Company identified operating income (loss) as its required (primary) measure of segment profit or loss. All of the above measures are determined on a consolidated basis.

NOTE 6 – RELATED PARTIES:

A.	Balances with related parties

	June 30,	December 31,
	2026	2025
Accounts payable and accruals (included in employees and liabilities in respect thereof)	84	80

B.	Benefits to related parties

	For the six months ended June 30,
	2026	2025
Payroll and related expenses in respect of employed related parties	667	358
Number of related parties	4	3

C.	Benefits to senior officers

	For the six months ended June 30,
	2026	2025

Short-term benefits	412	429
No. of recipients	3	3

SILYNXCOM LTD.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(U.S. dollars in thousands)

NOTE 7 – EARNINGS (LOSS) PER SHARE:

	For the six months ended June 30,
	2026	2025

Weighted average of the number of ordinary shares used to calculate basic earnings per share	6,634	5,980

Weighted average of the number of ordinary shares used to calculate diluted earnings per share	6,634	5,980

The loss used in calculation	732	1,636

NOTE 8 – SUBSEQUENT EVENTS

On August 24, 2026, the Company was notified that a statement of claim was filed in the Central District Court of Israel by Ran Nir and Smadar Nir (the “Plaintiffs”) against the Company, its U.S. subsidiary, Silynx Communications Inc., Nir Klein, the Company’s Chief Executive Officer and a director of the Company, and Gal Nir Klein, the Company’s Vice President of Marketing and Israel Sales and a director of the Company. The Plaintiffs allege, among other things, that Nir Klein and Gal Nir Klein wrongfully took control of the family business by exploiting the alleged incapacity of Ruth Nir, the late mother of Gal Nir Klein and the Plaintiffs, relying on an allegedly invalid proxy, concealing certain corporate actions and subsequently implementing a corporate restructuring that allegedly diluted the Plaintiffs’ claimed inheritance and equity interests in the Company.

The claim alleges that, following a 2016 agreement among the Plaintiffs their sister, Gal Nir Klein, restricting unilateral actions concerning the property and inheritance-related rights of their late mother, Ruth Nir, Gal Nir Klein purported to execute a Change of Control document in Ruth Nir’s name on July 5, 2017, using a proxy granted in 2014. The Plaintiffs allege that such proxy was invalid, had lapsed or been revoked, and did not authorize the transaction. According to the claim, the transaction resulted in the issuance of 9,833,333 shares of Silynx Communications Inc. to Nir Klein, while Ruth Nir retained 1,000,000 shares, representing approximately 6% of the shares of Silynx Communications Inc.

SILYNXCOM LTD.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(U.S. dollars in thousands)

NOTE 8 – SUBSEQUENT EVENTS (Cont.)

The Plaintiffs further allege that, following Ruth Nir’s death, Nir Klein acquired in November 2019, for $250,000, a 25% equity interest in Silynx Communications Inc. held by Shamrock Israeli Investors Growth Fund L.P. and Shamrock Israel Growth Fund P.L. (together, “Shamrock”), investors in Silynx Communications Inc. The Plaintiffs allege that the acquisition occurred without their knowledge or an opportunity to participate. The Plaintiffs further allege that, in 2021 and 2022, Nir Klein caused the Company to be incorporated as an Israeli holding company and implemented a share-exchange restructuring involving Silynx Communications Inc. and Source of Sound Ltd., Silynx Communications Inc.’s wholly owned Israeli subsidiary, pursuant to which the Company became the parent holding company of Silynx Communications Inc. and Source of Sound Ltd.

Communications Inc. and Source of Sound. According to the Plaintiffs, the restructuring incorporated the allegedly diluted ownership interests in Silynx Communications Inc. into the Company’s ownership structure. The Plaintiffs seek, among other things, the appointment of an investigator, and respect to Defendants 1 and 2, Gal Nir Klein and Nir Klein, monetary damages of NIS 16,926,866 or, alternatively, an order requiring Gal Nir Klein and Nir Klein to transfer 650,694 Company shares to each Plaintiff, together with compensation for the difference between the value of such shares at the time of transfer and the amount of the claimed monetary damages, as well as other relief. The Plaintiffs do not seek monetary relief from the Company or the other corporate defendants and also seek other relief.

The Company believes, based on its legal counsel, that the claim is at the preliminary stage of the proceedings and therefore the prospects of the claim cannot be assessed. Consequently, no provision in respect of the claim has been recorded in these financial statements.